Exhibit 99.1

Kingsoft Cloud Files Annual Report on Form 20-F for Fiscal Year 2024 and Releases 2024 Environmental, Social and Governance Report

04/15/2025

BEIJING, April 15, 2025 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission ("SEC") on April 15, 2025. The annual report can be accessed on the Company's investor relations website at http://ir.ksyun.com as well as the SEC's website at http://www.sec.gov.

The Company will provide hard copies of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ksc-ir@kingsoft.com.

In addition, the Company has published its 2024 Environmental, Social and Governance (ESG) Report (the “ESG Report”) to provide an in-depth review of the Company’s progress in the past year in its ESG practices, including business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility.

We have improved our ESG practices, including but not limited to:

•	The Company Legal team was honored as the 2024 China Top 15 New Technology In-House Teams from the Asian Legal Business (ALB) of Thomson Reuters.
•	We make comprehensive efforts to strengthen our talent development and talent pipeline, through a series of talents development projects, including our Chuanyun (Through-the-Cloud) Project, Lingyun (Over-the-Cloud) Project, Qingyun (Upholding-the-Cloud) Project, and Yunyi (Cloud-on-Wings) Project. The company won the “2024 Most Popular Employer for Campus Recruitment” in the 2024 Top “Smart” Employer Awards hosted by CIIC’s ACMcoder.
•	Kingsoft Cloud successfully passed the ITSS (Information Technology Service Standards) Operation and Maintenance Standard Compliance Assessment with a maturity of Level 1, the highest level in the assessment system. This accomplishment highlights the Company’s comprehensive capabilities, including robust product portfolios, industry-specific solutions, advanced core technology R&D, secure and efficient operational frameworks, and proven practical implementations across government and financial sectors.
•	Empowered by cloud and AI technologies, Kingsoft Cloud partners with Xiaomi to create a platform for green and sustainable development. This platform horizontally covers the Xiaomi’s “Human x Car x Home” smart ecosystem. Kingsoft Cloud will join hands with Xiaomi to implement Xiaomi’s zero-carbon philosophy and jointly create a better low-carbon future.
•	We donated to support more than 600 left-behind children/de facto orphans with learning and living supplies, and donated an additional 100,000 RMB to cover the annual living expenses of 51 impoverished students/de facto orphans. This initiative was awarded the "2024 Social Responsibility Contribution Award" by the Internet Society of China under the Ministry of Industry and Information Technology (MIIT).

To learn more about Kingsoft Cloud’s ESG efforts and to view the full ESG Report, please visit https://ir.ksyun.com/esg.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit:http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com